The Boeing Company (BA)
Voluntary submission by John Chevedden, P.O. Box 2673, Redondo Beach, California 90278
Shareholder, The Boeing Company
Shareholder Alert
Please vote for Proposals 6
Independent Board Chairman

Boeing at least needs to adopt this proposal until the 737 Max crisis is past so that Dennis Muilenburg can focus more on the day-to-day efforts to get the 737 Max flying again. Boeing should go outside its existing Board of Directors for a new Independent Board Chairman to repair Boeing’s reputation.

This proposal is more important because David Calhoun is Boeing’s Lead Director and is potentially a weak Lead Director because Mr. Calhoun and Mr. Muilenburg have an association as directors at Caterpillar.
Plus Susan Schwab, another Boeing director, is potentially a weak Boeing director because Ms. Schwab is also on the Caterpillar Board.

Mr. Muilenburg should consider a furlough from the Caterpillar Board to focus his full efforts on the 737 Max crisis.

Boeing should consider forming a special Board Committee made up only of directors who have expertise in aircraft design and safety.

Until a clean sheet replacement for the 737 Max can be introduced Boeing should consider producing a version of the 737 Max that combines the improvements of the 737 Max except for the larger diameter engines.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*
*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.
This is not a solicitation of authority to vote your proxy.
Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote for Proposals 6 by following the instructions provided in the management proxy mailing.